

07002927

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transamerica Financial Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Chuang (213) 741-5797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Los Angeles

Signature

President

Title

Notary Public



GINA E. GRUSMAN
Commission # 1439384
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transamerica Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Transamerica Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2007

Transamerica Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 8,736,215
Commissions receivable (including $182,614 receivable from affiliates)	1,522,331
Deferred tax assets	345,207
Other assets (including $79,704 receivable from affiliates)	368,074
Federal income tax receivable from parent	302,127
Total assets	$ 11,273,954
Liabilities and shareholder's equity	
Liabilities:	
Commissions payable	$ 1,570,568
Accounts payable and other liabilities (including $1,538,282 payable to affiliates)	3,422,311
Total liabilities	4,992,879
Shareholder's equity:	
Common stock, par value $1 (100,000 shares authorized, 4,000 shares issued and outstanding)	4,000
Additional paid-in capital	4,244,561
Retained earnings	2,032,514
Total shareholder's equity	6,281,075
Total liabilities and shareholder's equity	$ 11,273,954

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Income

Year Ended December 31, 2006

Revenues:	
Net commissions	$ 5,808,227
Interest income	356,934
Net administrative fees	1,144,617
Other fees and income	911,345
Total revenues	8,221,123
Expenses:	
Employee compensation and benefits	4,049,805
Training and sales promotion	485,550
Office, telephone and postage	906,202
Legal and other operating expenses	873,998
Total expenses	6,315,555
Income before taxes	1,905,568
Federal income taxes	(443,683)
Net income	$ 1,461,885

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Par Value			
Balance at January 1, 2006	4,000	$ 4,000	$ 4,244,561	$ 570,629	$ 4,819,190
Net income	–	–	–	1,461,885	1,461,885
Balance at December 31, 2006	4,000	$ 4,000	$ 4,244,561	$ 2,032,514	$ 6,281,075

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 1,461,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(362,830)
Decrease in other assets	116,909
Increase in commissions payable	330,683
Increase in accounts payable and other liabilities	718,272
Decrease in deferred tax assets	89,493
Increase in federal income tax receivable from parent	(314,779)
Net cash provided by operating activities	2,039,633
Cash and cash equivalents at December 31, 2005	6,696,582
Cash and cash equivalents at December 31, 2006	$ 8,736,215
Supplemental disclosure of cash flow information	
Federal income taxes paid	$ 884,463

See accompanying notes.

Transamerica Financial Advisors, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company, which is a wholly owned indirect subsidiary of AEGON N.V. ("AEGON"), a holding company organized under the laws of the Netherlands.

The Company markets financial products such as annuities, mutual funds and general securities to investors throughout the United States. The Company executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has entered into distribution agreements with Transamerica Occidental Life Insurance Company ("TOLIC"), Transamerica Life Insurance Company ("TLIC"), Western Reserve Life Assurance Company of Ohio, Transamerica Securities Sales Corporation and AEGON Financial Services Group, Inc. to sell and distribute mutual funds, variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company does not carry customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Commission.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. Significant Accounting Policies (continued)

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

The Company receives commissions for the sale of financial products such as annuities, mutual funds and general securities. The Company also receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. Portions of those amounts are reallowed to the selling agents as selling commissions. All amounts of sales commissions, 12b-1 fees and expenses are recorded on a net basis in the accompanying statement of operations. Gross commissions earned in 2006 amounted to $51,192,168.

Net Administrative Fees

The Company receives administrative fees for advisory services rendered by the Company's investment advisors on a quarterly basis based on assets under management. The administrative fees are recorded net of fees charged by the Company's investment advisors in the accompanying statement of income.

Other Fees and Income

The company receives other fees and income from a select group of product sponsors including mutual fund and variable insurance companies. These fees are paid to the company to cover its costs for due diligence and marketing services. These fees are generally based on sales and are not reallowed to the selling agent. In addition, the Company collects annual fees from its registered representatives for providing compliance, technology and administrative services. Other fees and income are recorded on a net basis.

3. Pension Plan

The Company participates in the AEGON USA, Inc. Pension Plan (the "Plan"). The Plan is a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based on the employee's compensation during the highest average earning over five complete, consecutive calendar years. Pension costs are allocated to the Company based on the number of participants in the Plan. The Company's total pension costs in 2006 are not significant.

4. Income Taxes

The Company files a consolidated federal income tax return with Transamerica Corporation. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The federal income tax benefit differs from the statutory rate of 35% due to certain nondeductible expenses.

The significant component of the deferred tax relates to loss accruals that are not presently deductible for tax purposes.

Components of the provision for income taxes are as follows:

Current tax expense	$ 582,336
Prior period true-up	(228,146)
Deferred tax expense	89,493
Federal income taxes	$ 443,683

5. Related-Party Transactions

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space of $263,554 and commission allowances of $179,120 for processing proprietary products. Commissions earned on the sale of TOLIC, TLIC, AFSG Securities Corporation and Western Reserve Life Assurance Company of Ohio proprietary products amounted to approximately 13% of net commissions for the year ended December 31, 2006.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of approximately $5,148,224, which was $4,815,365 in excess of the required net capital of $332,859.

7. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives, failure to perform adequate due diligence on certain programs before offering them to the public and placing them in investments not suitable to their financial profile. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

Supplemental Information

Schedule I

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital:		
Total shareholder's equity		$ 6,281,075
Total shareholder's equity qualified for net capital:		
Nonallowable assets:		
Other assets		$ 617,927
Deferred tax assets		345,207
Net capital before haircuts on securities positions		5,317,941
Haircuts of securities (money market funds)		(169,717)
Net capital		$ 5,148,224
Computation of basic net capital requirement:		
Minimum dollar net capital required (6 2/3% of aggregate indebtedness)		$ 332,859
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of above amounts)		$ 332,859
Excess net capital		$ 4,815,365
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 4,648,936
Computation of aggregate indebtedness:		
Total liabilities and aggregate indebtedness		$ 4,992,879
Ratio of aggregate indebtedness to net capital		0.97
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		Not Applicable

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA focus filing.

Schedule II

Transamerica Financial Advisors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c-3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements of Transamerica Financial Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

3. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2007

END